UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 31, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Monotype Imaging Holdings Inc.

File No. 333-140232 - CF#23280

_____

Monotype Imaging Holdings Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 26, 2007, as amended.

Based on representations by Monotype Imaging Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.64   through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel